UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nogin, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65528N105

(CUSIP Number)

Mike Bassiri

1775 Flight Way STE 400

Tustin, California 92782

(949) 222-0209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65528N105	13D	Page 1 of 4 pages

1	Names of Reporting Persons Geoffrey Van Haeren
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 341,343
	8	Shared Voting Power 9,222
	9	Sole Dispositive Power 341,343
	10	Shared Dispositive Power 9,222

11	Aggregate Amount Beneficially Owned by Each Reporting Person 350,565
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person IN

CUSIP No. 65528N105	13D	Page 2 of 4 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 6, 2022 (as amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Nogin, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 below summarizes certain provisions of the Purchase Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Purchase Agreement, upon consummation of the Offering (as defined below), the Reporting Person purchased 33,333 shares of Common Stock and warrants to purchase 33,333 shares of Common Stock (the “Common Warrants”) from the Issuer for a total consideration of $99,999.00. The Reporting Person used personal funds to purchase these shares.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Purchase Agreement

On April 6, 2023 (the “Closing Date”), pursuant to the Securities Purchase Agreement, dated as of April 4, 2023 (the “Purchase Agreement”), by and among the Issuer and the Reporting Person, the Issuer sold, issued, and delivered to the Reporting Person, in a registered public offering (the “Offering”), 33,333 shares of Common Stock and 33,333 Common Warrants at a combined offering price of $3.00 per share and accompanying Common Warrant. Each of the Common Warrants has an exercise price of $3.00 per share and is exercisable by the holder at any time on or after the Closing Date. The Common Warrants will expire five years following the issuance date.

Lock-Up Agreement

On April 4, 2023, in connection with the Purchase Agreement, the Issuer and the Reporting Person entered into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which the Reporting Person agreed to not, for a period of 90 days following the Closing Date, subject to certain exceptions, (1) offer, pledge, sell, contract to sell, encumber, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or Common Warrants, acquired by the Reporting Person in the Offering (collectively, the “Lock-Up Securities”); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Lock-Up Securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition of, or to enter into any transaction, swap, hedge or other arrangement relating to, any Lock-Up Securities.

The foregoing descriptions of the Purchase Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, a form of each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

•	Amount beneficially owned: 350,565

•	Percent of Class: 3.3%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 341,343

CUSIP No. 65528N105	13D	Page 3 of 4 pages

•	Shared power to vote: 9,222

•	Sole power to dispose or direct the disposition of: 341,343

•	Shared power to dispose or direct the disposition of: 9,222

The share amount reported herein consists of (i) 308,010 shares of Common Stock held directly by the Reporting Person, (ii) 33,333 shares of Common Stock underlying the Common Warrants that are exercisable within 60 days and (iii) 9,222 shares of Common Stock held directly by the Reporting Person’s spouse. The share numbers reported herein reflect a 1-for-20 reverse stock split effected by the Issuer on March 28, 2023.

The above percentage is based on 10,689,427 shares of Common Stock outstanding as of the Closing Date, as provided by the Issuer.

(c)	Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	As of the date hereof, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Purchase Agreement and the Lock-Up Agreement and is incorporated herein by reference. A copy of the form of each of these agreements is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
3	Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2023).

4	Form of Lock-Up Agreement.

CUSIP No. 65528N105	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2023

By:	/s/ Geoffrey Van Haeren
Name:	Geoffrey Van Haeren